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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               -----------------

                                  SCHEDULE TO

           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                               -----------------

                                Amendment No. 1

                     BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                               (Name of Issuer)

                     BNY/IVY MULTI-STRATEGY HEDGE FUND LLC
                     (Name of Person(s) Filing Statement)

                      LIMITED LIABILITY COMPANY INTERESTS
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                               Joseph F. Murphy
                             The Bank of New York
                                One Wall Street
                           New York, New York 10286
                                (212) 495-1784

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                           Kenneth S. Gerstein, Esq.
                           Schulte Roth & Zabel LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 756-2533

                                  May 2, 2007
                            As Amended May 31, 2007
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
            Transaction Valuation:          Amount of Filing Fee:
                $35,000,000 (a)                 $1074.50 (b)
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(a) Calculated as the aggregate maximum purchase price for Interests.

(b) Calculated at $30.70 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:        $521.90
    Form or Registration No.:      005-79824
    Filing Party:                  BNY/Ivy Multi-Strategy Hedge Fund LLC
    Date Filed:                    May 2, 2007

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer:                                                [ ]

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AMENDMENT NO. 1 TO TENDER OFFER STATEMENT

   This Amendment No. 1 amends the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on May 2, 2007 by BNY/Ivy Multi-Strategy Hedge Fund LLC (the "Company"), relating to the Company's offer to purchase limited liability company interests in the Company ("Interest" or "Interests" as the context requires) from members of the Company ("Members") at the net asset value of Interests (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to tender) determined as of June 30, 2007.

   The purpose of this Amendment is to report that the Company has amended its offer to purchase Interests (the "Offer") as described below.

   Increase in Amount of Offer

   Throughout the Statement, Exhibit A to the Statement (Cover Letter to Offer and Letter of Transmittal), Exhibit B to the Statement (Offer to Purchase), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the amount of the Offer, which was $17 million, are amended to increase the amount of the Offer to $35 million. The Company has requested withdrawals of capital from portfolio funds in which it has invested to pay for Interests to be purchased pursuant to the Offer. However, as a result of the increase in the amount of the Offer, and depending on the total amount of Interests tendered to the Company for purchase and new Interests that are sold to investors as of July 1, 2007, the Company may need to borrow money to make its Initial Payment (as defined below). Under the terms of the Offer, the Company agreed to make an initial payment in cash and/or marketable securities (valued in accordance with the Limited Liability Company Agreement of the Company) equal to 95% of the net asset value of each Interest purchased within 30 days after June 30, 2007 (the date as of which Interests will be valued for purposes of purchase by the Company) or, if the Company has requested withdrawals of capital from any portfolio funds in order to finance the purchase of Interests, ten business days after the Company has received at least 90% of the aggregate amount withdrawn from those portfolio funds (the "Initial Payment"). In lieu of borrowing money to purchase Interests, the Company may, if necessary, defer the Initial Payment until ten business days after it has received payment of withdrawal proceeds from portfolio funds in the aggregate amount described above.

   Extension of Offer

   Throughout the Statement, Exhibit A to the Statement (Cover Letter to Offer to Purchase and Letter of Transmittal), Exhibit B to the Statement (Offer to Purchase), Exhibit C to the Statement (Letter of Transmittal) and Exhibit D to the Statement (Notice of Withdrawal of Tender), all references to the expiration date of the Offer, which was originally May 31, 2007, are amended to extend the expiration date of the Offer until 12:00 midnight, Eastern Time, Monday, June 18, 2007. Until that time, Members have the right to withdraw their tenders of their Interests.

                                      1

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A Member will also have the right to withdraw a tender of all Interests at any time after Thursday, June 28, 2007, if the Interest has not been accepted for purchase prior to the receipt of the withdrawal request by the Company's transfer agent.

   Exhibits

   Notice of this amendment in the form of the letter attached hereto as
Exhibit 1 has been mailed to all Members who were previously sent the Offer to Purchase and the Letter of Transmittal. Amended forms of the Letter of Transmittal and the Notice of Withdrawal of Tender are attached hereto as Exhibits 2 and 3, respectively.

   Except as amended herein, all other terms of the Statement filed on May 2, 2007 shall remain the same.

                                      2

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       BNY/IVY MULTI-STRATEGY HEDGE FUND LLC

                       By:   Board of Managers

                       By:   /s/ Joseph F. Murphy
                             -----------------------------
                             Name: Joseph F. Murphy
                             Title: President

June 4, 2007

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                                 EXHIBIT INDEX

EXHIBIT

1   Form of Letter from the Company to Members Amending Offer to Purchase
    Interests.

2   Form of Letter of Transmittal.

3   Form of Notice of Withdrawal of Tender.